Exhibit 99.1

EchoStar Announces Financial Results for the Three and Nine Months Ended September 30, 2023

Englewood, CO, November 6, 2023—EchoStar Corporation (Nasdaq: SATS) announced its financial results for the three and nine months ended September 30, 2023.

Three Months Ended September 30, 2023 Financial Highlights:

•Consolidated revenue of $413.1 million.
•Net income of $0.5 million, consolidated net income attributable to EchoStar common stock of $3.2 million, and basic and diluted earnings per share of common stock of $0.04.
•Consolidated Adjusted EBITDA of $125.8 million (see discussion and the reconciliation of GAAP to this non-GAAP measure below).
•Cash, cash equivalents and current marketable investment securities were $2.0 billion as of September 30, 2023, up from $1.9 billion as of June 30, 2023.

Nine months ended September 30, 2023 Financial Highlights:

•Consolidated revenue of $1.3 billion.
•Net income of $37.4 million, consolidated net income attributable to EchoStar common stock of $43.4 million, and basic and diluted earnings per share of common stock of $0.52.
•Consolidated Adjusted EBITDA of $414.1 million (see discussion and the reconciliation of GAAP to this non-GAAP measure below).

“In the third quarter of 2023, the EchoStar team was fully engaged across our business. We received orders from new and existing customers in our enterprise, international, government, and mobility groups,” said Hamid Akhavan, CEO and President of EchoStar. “Our consumer team continued to expand adoption of our low-latency HughesNet Fusion plans and the JUPITER 3/EchoStar XXIV satellite is fully functional and expected to begin commercial service in December.”

Three Months Ended September 30, 2023 - Additional Information:

•Consolidated revenue decreased 17.0% or $84.3 million year over year. The decrease was driven by lower service revenues of $42.0 million primarily due to fewer broadband customers. Equipment revenue decreased $42.3 million, primarily due to lower domestic and international deployments and shipments. Most enterprise orders are recognized over several years, which can create some variation or irregularity in our revenue, which we saw in the third quarter.

•Net income decreased $19.0 million year over year. The decrease was primarily due to a decrease in operating income driven by lower revenue and higher transaction costs related to the proposed merger with DISH. These items were partially offset by higher interest income of $12.0 million and a favorable change of $4.7 million in our income tax provision.
•Adjusted EBITDA decreased 20.8% or $33.0 million year over year.
◦Hughes segment Adjusted EBITDA decreased $33.8 million year over year. The decrease was driven primarily by lower service and equipment revenue, partially offset by lower sales and marketing expense from our broadband consumer business and lower research and development expenses.
◦ESS segment Adjusted EBITDA increased $1.4 million year over year, primarily due to higher revenue.
◦Corporate and Other Adjusted EBITDA remained relatively flat year over year.
•Hughes broadband subscribers totaled approximately 1,063,000, declining 165,000 from December 31, 2022. In the U.S., our current capacity limitations, increasing bandwidth usage by our existing subscribers, and competitive pressures are impacting our consumer subscriber levels. In Latin America, subscriber levels were tempered by our focus on more profitable consumer subscribers and by our allocation of capacity to enterprise opportunities.
•For the three months ended September 30, 2023, approximately 37% of Hughes segment revenue was attributable to our enterprise customers, decreasing from 40% in the same period last year. Despite this drop in revenue, we remain committed to growing our Enterprise market. Just recently, we announced a major deal with Delta Air Lines that will increase our backlog in the fourth quarter and diversify our business.

•The JUPITER 3/EchoStar XXIV satellite launched successfully on July 28, 2023. Currently, the satellite is in the final stages of in-orbit testing. Service launch is on schedule for December which will instantly bring over 500 Gbps of capacity over North and South America.
Set forth below is a table highlighting certain of EchoStar’s segment results for the three and nine months ended September 30, 2023 and 2022 (amounts in thousands) (all US GAAP amounts reference results from operations):

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022

Revenue
Hughes	$404,209	$489,565	$1,279,739	$1,475,512
EchoStar Satellite Services	6,446	4,981	18,563	14,305
Corporate and Other	2,419	2,841	7,478	8,420
Total revenue	$413,074	$497,387	$1,305,780	$1,498,237

Net income (loss)	$532	$19,550	$37,437	$118,968

Adjusted EBITDA
Hughes	$143,730	$177,574	$469,007	$544,284
EchoStar Satellite Services	4,867	3,447	14,085	9,658
Corporate & Other	(22,788)	(22,202)	(69,042)	(61,506)
Total Adjusted EBITDA	$125,809	$158,819	$414,050	$492,436

Expenditures for property and equipment, net of refunds and other receipts	$79,164	$61,457	$172,251	$249,374

Reconciliation of GAAP to Non-GAAP Measurement (amounts in thousands):

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022

Net income (loss)	$532	$19,550	$37,437	$118,968
Interest income, net	(26,209)	(14,183)	(78,331)	(29,677)
Interest expense, net of amounts capitalized	12,650	13,845	39,176	43,125
Income tax provision (benefit), net	8,547	13,195	38,780	51,367
Depreciation and amortization	103,028	110,233	311,474	347,224
Net loss (income) attributable to non-controlling interests	2,712	2,853	6,005	8,736
EBITDA	$101,260	$145,493	$354,541	$539,743
(Gains) losses on investments, net	10,743	10,077	23,337	(48,071)
Foreign currency transaction (gains) losses, net	2,089	2,805	(4,482)	53
Impairment of long-lived assets	—	—	3,142	711
Other-than-temporary impairment losses on equity method investments	—	—	33,400	—
Merger costs	11,717	—	11,717	—
Gain on repayment of other debt securities	—	—	(7,605)	—
License fee dispute - India, net of non-controlling interests	—	444	—	—
Adjusted EBITDA	$125,809	$158,819	$414,050	$492,436

Note on Use of Non-GAAP Financial Measures

EBITDA is defined as “Net income (loss)” excluding “Interest income, net,” “Interest expense, net of amounts capitalized,” “Income tax benefit (provision), net,” “Depreciation and amortization,” and “Net income (loss) attributable to non-controlling interests.”

Adjusted EBITDA is defined as EBITDA excluding Gains and losses on investments, net, Foreign currency transaction gains (losses), net, and other non-recurring or non-operational items.

EBITDA and Adjusted EBITDA are not measures determined in accordance with US GAAP. EBITDA and Adjusted EBITDA are reconciled to Net income (loss) in the table above and should not be considered in isolation or as a substitute for operating income, net income or any other measure determined in accordance with US GAAP. Our management uses EBITDA and Adjusted EBITDA as measures of our operating efficiency and overall financial performance for benchmarking against our peers and competitors.

Management believes that these non-GAAP measures provide meaningful supplemental information regarding the underlying operating performance of our business and are appropriate to enhance an overall understanding of our financial performance. Management also believes that EBITDA and Adjusted EBITDA are useful to investors because they are frequently used by securities analysts, investors, and other interested parties to evaluate the performance of companies in our industry.

The consolidated financial statements of EchoStar for the periods ended September 30, 2023 and 2022 are attached to this press release. Detailed financial data and other information are available in EchoStar’s Quarterly Report on Form 10-Q for the period ended September 30, 2023 filed today with the Securities and Exchange Commission.

EchoStar will host a webcast to discuss its earnings on Monday, November 6, 2023 at 11:00 a.m. Eastern Time. The webcast will be broadcast live in listen-only mode on EchoStar’s investor relations website at ir.echostar.com. To participate via telephone and ask a question, participants must register using an online form found at: https://register.vevent.com/register/BIffe2a41bff0e4a198973106da5a17dab.

About EchoStar Corporation

EchoStar Corporation (Nasdaq: SATS) is a premier technology and networking services provider offering consumer, enterprise, operator and government solutions worldwide under its Hughes®, HughesNet® and EchoStar® brands. In Europe, EchoStar operates under its EchoStar Mobile Limited subsidiary and in Australia, the Company operates as EchoStar Global Australia. For more information, visit www.echostar.com and follow EchoStar on social media.

Safe Harbor Statement under the US Private Securities Litigation Reform Act of 1995

This press release may contain statements that are forward looking, as that term is defined by the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s beliefs, as well as assumptions made by, and information currently available to, management. When used in this release, the words “believe,” “anticipate,” “goal,” “seek,” “estimate,” “expect,” “intend,” “project,” “continue,” “future,” “will,” “would,” “can,” “may,” “plans,” and similar expressions and the use of future dates are intended to identify forward‑looking statements. Although management believes that the expectations reflected in these forward‑looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date made. We assume no responsibility for the accuracy of forward-looking statements or information or for updating forward-looking information or statements. These statements are subject to certain risks, uncertainties, and assumptions that are described under the caption “Risk Factors” in EchoStar’s Annual Report on Form 10-K for the period ended December 31, 2022 and subsequent Quarterly Reports on Form 10-Q as filed with the Securities and Exchange Commission and in the other documents EchoStar files with the Securities and Exchange Commission from time to time.

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Contact Information:
EchoStar Investor Relations	EchoStar Media Relations
Samantha Whirley Phone: +1 301-601-6451 Email: ir@echostar.com	Mike Tippets Phone: +1 801-772-5418 Email: mike.tippets@echostar.com

ECHOSTAR CORPORATION
Consolidated Balance Sheets
(In thousands, except share and per share amounts)

	As of
	September 30, 2023	December 31, 2022
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$1,094,531	$704,541
Marketable investment securities	894,744	973,915
Trade accounts receivable and contract assets, net	235,421	236,479
Other current assets, net	248,241	210,446
Total current assets	2,472,937	2,125,381
Non-current assets:
Property and equipment, net	2,144,707	2,237,617
Operating lease right-of-use assets	143,726	151,518
Goodwill	532,710	532,491
Regulatory authorizations, net	459,463	462,531
Other intangible assets, net	13,975	15,698
Other investments, net	136,455	356,705
Other non-current assets, net	326,485	317,062
Total non-current assets	3,757,521	4,073,622
Total assets	$6,230,458	$6,199,003

Liabilities and Stockholders' Equity
Current liabilities:
Trade accounts payable	$82,291	$101,239
Contract liabilities	122,288	121,739
Accrued expenses and other current liabilities	192,100	199,853
Total current liabilities	396,679	422,831
Non-current liabilities:
Long-term debt, net	1,497,396	1,496,777
Deferred tax liabilities, net	433,370	424,621
Operating lease liabilities	127,829	135,932
Other non-current liabilities	109,396	119,787
Total non-current liabilities	2,167,991	2,177,117
Total liabilities	2,564,670	2,599,948

Commitments and contingencies

ECHOSTAR CORPORATION
Consolidated Balance Sheets
(In thousands, except share and per share amounts)

Stockholders' equity:
Preferred stock, $0.001 par value, 20,000,000 shares authorized, none issued and outstanding at both September 30, 2023 and December 31, 2022	—	—
Common stock, $0.001 par value, 4,000,000,000 shares authorized:
Class A common stock, $0.001 par value, 1,600,000,000 shares authorized, 59,532,668 shares issued and 36,219,357 shares outstanding at September 30, 2023 and 58,604,927 shares issued and 35,291,616 shares outstanding at December 31, 2022	59	59
Class B convertible common stock, $0.001 par value, 800,000,000 shares authorized, 47,687,039 shares issued and outstanding at both September 30, 2023 and December 31, 2022	48	48
Class C convertible common stock, $0.001 par value, 800,000,000 shares authorized, none issued and outstanding at both September 30, 2023 and December 31, 2022	—	—
Class D common stock, $0.001 par value, 800,000,000 shares authorized, none issued and outstanding at both September 30, 2023 and December 31, 2022	—	—
Additional paid-in capital	3,383,671	3,367,058
Accumulated other comprehensive income (loss)	(161,515)	(172,239)
Accumulated earnings (losses)	876,959	833,517
Treasury shares, at cost, 23,313,311 at both September 30, 2023 and December 31, 2022	(525,824)	(525,824)
Total EchoStar Corporation stockholders' equity	3,573,398	3,502,619
Non-controlling interests	92,390	96,436
Total stockholders' equity	3,665,788	3,599,055
Total liabilities and stockholders' equity	$6,230,458	$6,199,003

ECHOSTAR CORPORATION
Consolidated Statements of Operations
(Unaudited, in thousands, except per share amounts)

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022

Revenue:
Services and other revenue	$359,349	$401,382	$1,108,386	$1,234,890
Equipment revenue	53,725	96,005	197,394	263,347
Total revenue	413,074	497,387	1,305,780	1,498,237
Costs and expenses:
Cost of sales - services and other (exclusive of depreciation and amortization)	133,335	145,189	401,431	430,553
Cost of sales - equipment (exclusive of depreciation and amortization)	43,180	74,329	151,004	213,497
Selling, general and administrative expenses	104,988	111,421	322,469	342,682
Research and development expenses	6,463	9,181	21,560	25,562
Depreciation and amortization	103,028	110,233	311,474	347,224
Impairment of long-lived assets	—	—	3,142	711
Total costs and expenses	390,994	450,353	1,211,080	1,360,229
Operating income (loss)	22,080	47,034	94,700	138,008
Other income (expense):
Interest income, net	26,209	14,183	78,331	29,677
Interest expense, net of amounts capitalized	(12,650)	(13,845)	(39,176)	(43,125)
Gains (losses) on investments, net	(10,743)	(10,077)	(23,337)	48,071
Equity in earnings (losses) of unconsolidated affiliates, net	(1,978)	(1,426)	(3,075)	(4,441)
Other-than-temporary impairment losses on equity method investments	—	—	(33,400)	—
Foreign currency transaction gains (losses), net	(2,089)	(2,805)	4,482	(53)
Other, net	(11,750)	(319)	(2,308)	2,198
Total other income (expense), net	(13,001)	(14,289)	(18,483)	32,327
Income (loss) before income taxes	9,079	32,745	76,217	170,335
Income tax benefit (provision), net	(8,547)	(13,195)	(38,780)	(51,367)
Net income (loss)	532	19,550	37,437	118,968
Less: Net loss (income) attributable to non-controlling interests	2,712	2,853	6,005	8,736
Net income (loss) attributable to EchoStar Corporation common stock	$3,244	$22,403	$43,442	$127,704

Earnings (losses) per share - Class A and B common stock:
Basic	$0.04	$0.27	$0.52	$1.51
Diluted	$0.04	$0.27	$0.52	$1.51

ECHOSTAR CORPORATION
Consolidated Statements of Cash Flows
(Unaudited, in thousands)

	For the nine months ended September 30,
	2023	2022

Cash flows from operating activities:
Net income (loss)	$37,437	$118,968
Adjustments to reconcile net income (loss) to cash flows provided by (used for) operating activities:
Depreciation and amortization	311,474	347,224
Impairment of long-lived assets	3,142	711
Losses (gains) on investments, net	23,337	(48,071)
Equity in losses of unconsolidated affiliates, net	3,075	4,441
Foreign currency transaction losses (gains), net	(4,482)	53
Deferred tax provision, net	8,088	28,901
Stock-based compensation	8,239	8,401
Amortization of debt issuance costs	619	583
Gain on repayment of other debt securities	(7,605)	—
Other-than-temporary impairment losses on equity method investments	33,400	—
Accretion of discounts on debt investments	(21,340)	159
Other, net	(6,634)	35,450
Changes in assets and liabilities, net:
Trade accounts receivable and contract assets, net	2,940	(63,563)
Other current assets, net	(46,216)	(26,402)
Trade accounts payable	(22,817)	657
Contract liabilities	549	(13,759)
Accrued expenses and other current liabilities	(489)	(27,004)
Non-current assets and non-current liabilities, net	(21,694)	(23,432)
Net cash provided by (used for) operating activities	301,023	343,317

Cash flows from investing activities:
Purchases of marketable investment securities	(1,015,650)	(540,447)
Sales and maturities of marketable investment securities	1,150,683	917,077
Expenditures for property and equipment	(206,862)	(249,374)
Refunds and other receipts related to capital expenditures	34,611	—
Expenditures for externally marketed software	(22,373)	(16,926)
Proceeds from repayment of other debt investment	148,448	—
India JV formation	—	(7,892)
Dividend received from unconsolidated affiliate	—	2,000
Sale of unconsolidated affiliate	—	7,500
Sales of other investments	—	3,070
Net cash provided by (used for) investing activities	88,857	115,008

Cash flows from financing activities:
Payment of finance lease obligations	—	(114)
Payment of in-orbit incentive obligations	(3,144)	(2,422)
Proceeds from Class A common stock issued under the Employee Stock Purchase Plan	2,953	7,173
Payment of equity registration fees	(1,327)	—
Treasury share repurchase	—	(89,303)
Net cash provided by (used for) financing activities	(1,518)	(84,666)

Effect of exchange rates on cash and cash equivalents	1,622	(3,123)
Net increase (decrease) in cash and cash equivalents	389,984	370,536
Cash and cash equivalents, including restricted amounts, beginning of period	705,882	536,874
Cash and cash equivalents, including restricted amounts, end of period	$1,095,866	$907,410